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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q-Gold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4931 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 6/5/06

82-4931

RECEIVED
2006 JUN -2 P 4:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S 12-31-05

Q-Gold Resources Ltd.

Consolidated Financial Statements

December 31, 2005

CONTENTS

CHARTERED ACCCOUNTANT'S COMMUNICATION

Auditors' Report 1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet 2

Consolidated Statement of Income and Deficit 3

Consolidated Statement of Cash Flows 4

Consolidated Notes to Financial Statements 5-12

AUDITORS' REPORT

To the Shareholders of:
Q-Gold Resources Ltd.,

We have audited the consolidated balance sheet of Q-GOLD RESOURCES LTD. as at DECEMBER 31, 2005 and 2004, and the consolidated statements of income, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"
DNTW CHARTERED ACCOUNTANTS, LLP

Calgary, Alberta, Canada
May 1, 2006

Q-Gold Resources Ltd.

Consolidated Balance Sheet

As at December 31

	2005	2004
Assets		
Current		
Cash and term deposits	$ 7,704	$ 34,467
Goods and services tax receivable	12,853	1,860
Prepaid expenses	4,415	-
Current portion of amounts receivable from directors and officers	8,385	8,138
	33,357	44,465
Property, plant and equipment (note 6)	16,171	923
Amounts receivable from directors and officers (note 3)	95,936	101,561
	145,464	146,949
Liabilities		
Current		
Accounts payable	52,809	96,933
Interest payable on loans (note 7)	340	30,587
Loans payable (note 7)	16,339	392,539
Share subscriptions repayable (note 9)	-	29,650
	69,488	549,709
Funds for future California Syndicate AFE's (note 4)	-	443,849
	69,488	993,558
Shareholders' Equity		
Share capital (note 9)	6,276,997	5,051,051
Deficit	(6,201,021)	(5,897,660)
	75,976	(846,609)
	$ 145,464	$ 146,949

Going concern (note 1)

APPROVED ON BEHALF OF THE BOARD

"John A. Bolen" Director   "J. Bruce Carruthers II" Director

Q-Gold Resources Ltd.

Consolidated Statement of Income and Deficit

For the years ended December 31

	2005	2004
Income		
Interest	$ 6,054	$ 3,513
Expenses		
Accounting and audit	39,420	28,346
Amortization	2,841	395
Compliance agency fees	40,389	14,343
Consulting fees	20,000	-
Financing fees	34,753	28,339
Mine Centre, Ontario mineral exploration properties (note 10 and 11)	308,963	110,977
Insurance	2,256	1,562
Interest	22,889	34,245
Legal fees	6,000	5,000
Licenses	107	-
Management fees (note 11)	60,160	30,000
Office	49,425	49,306
Other	267	375
Professional geological services	24,268	32,737
Promotion and investor relations	3,899	2,143
Taxes	9,880	-
Travel	18,511	6,680
	644,028	344,448
Loss before foreign exchange and extraordinary items	(637,974)	(340,935)
Foreign exchange gain (loss)	(44,313)	50,635
Gain on debt settlement (note 4)	378,926	-
Net loss for the year	(303,361)	(290,300)
Deficit, beginning of year	(5,897,660)	(5,607,360)
Deficit, end of year	(6,201,021)	(5,897,660)
Basic and diluted (loss) per share	$ (0.06)	$ (0.02)

Q-Gold Resources Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

	2005	2004
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (303,361)	$ (290,300)
Items not requiring cash		
Amortization of property, plant and equipment	2,841	395
Unrealized foreign exchange (gain) loss	35,927	(32,724)
Gain on debt settlement	(378,926)	-
	(643,519)	(322,629)
Changes in non-cash operating working capital (note 13)	(89,779)	33,770
	(733,298)	(288,859)
Investing activities		
Purchase of property, plant and equipment	(18,089)	-
Amounts receivable from directors and officers	5,378	51,651
	(12,711)	51,651
Financing activities		
Proceeds (repayment) of short term loans	(376,200)	263,128
Net proceeds from equity financing(s)	1,095,446	-
	719,246	263,128
Increase (decrease) in cash funds during the year	(26,763)	25,920
Cash, beginning of year	34,467	8,547
Cash funds, end of year	$ 7,704	$ 34,467
Supplementary Information		
Cash interest earned	$ 6,054	$ 3,513
Cash interest paid	$ 22,889	$ 34,245
Cash income taxes paid	$ -	$ -

1 THE CORPORATION

The Corporation was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.** The Corporation is a mineral exploration company, whose principal assets, the Mineral Properties located near Mine Centre, Ontario, are held by its wholly-owned subsidiary, Q-Gold (Ontario) Ltd.

2 SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using the historical cost basis in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been prepared within the framework of the accounting policies summarized as follows:

Going Concern

These consolidated financial statements have been prepared by management in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. The company is currently in the exploration stage and has not commenced commercial operations.

At December 31, 2005 the company had accumulated losses amounting to $6,186,021, and is not yet generating operating cash flows. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements. In April, 2006, the Corporation completed a share issue for gross proceeds of $1,881,800.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd. (incorporated on September 2, 2005), and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Corporation's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Corporation's interest in international oil and gas projects, of which it does not have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period.

2 SIGNIFICANT ACCOUNTING POLICIES continued

Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2005 and 2004.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the twelve month period ended December 31, 2005 were 3,782,455 (2004 - 17,225,900). Diluted weighted average shares for the twelve month period ended December 31, 2005 were 7,452,335 (2004 – 17,225,900). On December 22, 2003, the Corporation's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at December 31, 2005 and December 31, 2004 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on future financial statements could be significant. Accounts specifically affected by estimates are property and equipment and amounts recorded for amortization.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees was available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

In 2004, the corporation reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term debt for 255,000 shares of Q-Gold Resources Ltd. The Corporation issued these shares in September 2005, completing the transaction and eliminating this long-term debt from the Corporation's Balance Sheet.

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

Under the terms of the Hexagon Gold agreement, Q-Gold issued 5,000,000 common shares to Hexagon Gold at a deemed price of $0.20 per share in September 2005. The issuance of these shares was approved by shareholders of the corporation in December 2003 and by the Exchange on September 27, 2005.

In 2005, the Corporation completed Phase I of its Exploration Program on the Mineral Properties. Total costs associated with Phase I were approximately $250,000, and entailed core drilling, stripping, trenching and sampling of five large gold-bearing surface veins in the Foley Mine Complex.

The Corporation plans to initiate Phase II of the Exploration Program on the Mineral Properties in the 2nd quarter of 2006. This Phase, which is anticipated to last up to 18 months, will primarily consist of an airborne geophysical survey, ground geophysics and core drilling. Budgeted expenditures for Phase II total approximately $1.0 million, which will be funded by the financing described in the subsequent events note 12.

6 PROPERTY, PLANT AND EQUIPMENT

			December 31, 2005	Dec. 31 2004
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	889	574	315	103
Computer equipment	6,334	5,730	604	820
Automobile (Field Truck)	17,825	2,573	15,252	-
	25,048	**8,877**	**16,171**	**923**

7 LOANS PAYABLE

a) Loans are payable to various individuals, interest at 15% per annum with various principal amounts. The principal sums were paid in September of 2005. In addition, the Corporation issued 97,500 common shares to three lenders at the closing of the SFOD Financing.

b) Loans payable to various individuals, interest at 10% per annum, various principal amounts. Under the terms of these loans, the lenders converted their investments, via a convertible security, into units of a private placement as described in note 8 below.

c) The Corporation reached agreement with four lenders regarding accrued interest on some of the loans described in paragraphs a) and b) above, whereby the Corporation issued new promissory notes totaling US$ 14,014 (CDN$ 16,339). These new promissory notes accrued interest at a rate of 7.5% per annum. Under the terms of these new promissory notes, the principal sums and all accrued interest are due and payable on or before January 31, 2006. These notes were subsequently amended by mutual agreement of the Corporation and the lenders on January 15, 2006 and are now due and payable on or before June 30, 2006. As of December 31, 2005, accrued interest on these promissory notes totaled $340.

	December 31, 2005	December 31, 2004
a) Loans payable – 15%	$ -0-	$ 139,393
b) Loans payable – 10%	-0-	253,146
c) Loans payable – 7.5%	16,339	-0-
	$ 16,339	$ 392,539

8 CONVERTIBLE SECURITIES

In August 2005, the Corporation received notices of election from ten private investors whereby these investors agreed, subject to regulatory approval, to convert, via convertible security agreements, their investments totaling $302,796 and accrued interest totaling $27,204 (cumulative total $330,000) into $0.20 Units of the Corporation. Each Unit consists of one common share and one-half share purchase warrant; one full warrant entitling the holder to purchase an additional common share for $0.30 within twenty-four months. In September of 2005, the Company issued 1,650,000 common shares and 825,000 common share purchase warrants to these investors.

9 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2003 and 2004	*17,225,900*	*5,051,051*
After Share Consolidation at 1:9	1,913,989	5,051,051
Shares Issued during the Period	11,992,500	1,398,500
Share issue costs	-	(172,554)
Balance as at December 31, 2005	**13,906,489**	**$ 6,276,997**

The Corporation filed articles of amendment on May 2, 2005 to consolidate its common shares on a nine for one basis. As a result of this share consolidation, the Corporation's common shares were consolidated from 17,225,900 to 1,913,989 issued and outstanding.

In September of 2005, the Corporation issued 5,000,000 common shares to Hexagon Gold as payment for the Mining Properties. Based on the fair market value of the Corporation's stock price of $0.01 at the time of the Option Agreement was executed in 2003, the transaction is valued at $50,000.

In September of 2005, the Corporation issued 1,650,000 common shares and 825,000 common share purchase warrants to investors in a convertible security transaction described in Note 8 above. Included in this transaction were three individuals that were issued promissory notes in 2002 the aggregate amount of $29,650 to in connection with a proposed private placement in 2002 that was not approved by the Exchange.

In September of 2005, the Corporation issued 255,000 shares to members of the Solana California Gas Exploration Syndicate in exchange for the elimination of US$ 368,750 in long term debt, as described in Note 4 above.

In September of 2005, the Corporation issued 97,500 shares to three individuals as bonuses in connection with loans they made to the Corporation, as described in Note 7 above.

On August 18, 2005, the Corporation completed a Short Form Offering Document financing ("SFOD") whereby it issued 4,690,000 common shares and 4,690,000 common share purchase warrants entitling the holder to purchase an additional common share at $0.25 within twenty-four months. In connection with the SFOD, the Corporation issued 50,000 common shares and 50,000 common share purchase warrants and 1,838,000 "Broker's Warrants" to the Agent.

9 SHARE CAPITAL continued

Each Broker's Warrants entitles the Agent to purchase a Unit consisting of one common share and one common share purchase warrant within twenty-four months.

In 2002, the Corporation received $29,650 from three investors in connection with a private placement that was not approved by the TSX Venture Exchange. In August 2005, these investors converted, via a convertible security agreement, their investments into Units of the Corporation as described in Note 8.

Stock options

The company has established a stock option plan for the benefit of directors, officers, employees and consultants of the company. At December 31, 2005, 1,350,000 (2004 – 150,000) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
1,300,000	0.20	September 27, 2010
50,000	0.25	September 27, 2010

10 OPTION AGREEMENT TO ACQUIRE ONTARIO MINING INTERESTS

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

On November 30, 2005, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The Exchange approved the transaction on November 23, 2005 and the Corporation subsequently issued the requisite shares to the property owners. On February 17, 2006, the Corporation finalized the purchase and sale agreement completing this acquisition. The Foley mine produced a total of 5,267 ounces of gold officially recorded for tax purposes in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Q-Gold would acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange as to the acquisition of the Mining Properties and issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

11 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby two officers were paid approximately $60,160 (2004 - $22,500) for consulting and management fees.

11 RELATED PARTY TRANSACTIONS continued

Eugene Chen, Corporate Secretary and Director of the Corporation , was an associate with McLeod & Company, LLP and Fraser Milner Casgrain, LLP and these firms received $58,488 for legal services provided to the Corporation.

The company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties. The expenditures have been classified as mining properties expense as per the company's accounting policy. Subsequent to Exchange approval and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

12 SUBSEQUENT EVENTS

On March 13, 2006, the Corporation announced it had executed an agreement to complete the purchase of the 5,840 acre Cousineau Tract. Under the terms of this agreement, the Corporation agreed to issue 375,000 common shares to the property owners. The Exchange accepted filing of this transaction on April 17, 2006 and the Corporation is in the process of issuing these shares to complete this transaction.

On March 16, 2006, the Corporation announced it had reached an agreement with Canaccord Adams ("Canaccord") to endeavor to complete an offering of the Corporation's securities on a commercially reasonable efforts basis. Under the terms of this agreement, Canaccord is offering to raise up to $1,500,800 through the sale of up to 4,170,000 Flow-through units of the Corporation via a Short Form Offering Document at a price of $0.24 each and up to 2,500,000 non-flow-through units at a price of $0.20 each via a private placement.

On April 27, 2006, the Corporation announced it had completed a financing with Canaccord Adams, resulting in the issuance of 8,575,000 additional Q-Gold common shares and 6,490,000 common share purchase warrants for gross proceeds of $1,881,800.

13 INCOME TAXES

Canadian non capital losses and capital losses cannot be utilized or carried forward under change of control income tax rules such as when a reverse take over transaction occurs.

For income tax purposes, the company has Canadian non capital tax losses carried forward of approximately $ 972,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

2007	245,000
2008	188,000
2009	256,000
2010 and thereafter	283,000

In addition, the company will be able to claim share issue costs of $506,000 against future years' Canadian taxable incomes.

In addition the company has Canadian capital losses of $4,653,692 incurred from loan losses which will be able to be claimed against future years' capital gains.

13 INCOME TAXES continued

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to income for the year. The expected tax rate used was 33.6% (2004 – 34.6%). The principal reasons for the differences are as follows:

	2005	2004
	$	$
Statutory income tax rate	33.6%	34.6%
Expected tax recovery	(34,905)	37,386
Tax benefit of losses not recognized	34,905	(37,386)
	-	-

Future income tax asset components consist of the following:

	2005	2004
	$	$
Benefit of share issue costs not recognized	170,016	175,076
Benefit of non capital loss carry forwards	326,592	372,296
Benefit of capital losses not recognized	781,820	804,969
Valuation allowance	(1,278,428)	(1,352,341)
	-	-

There is no income tax effect to be recognized for the years ending December 31, 2005 and 2004.

14 CHANGE IN NON OPERATING WORKING CAPITAL

	2005	2004
Decrease (increase) in current assets		
Accounts receivable	$ -	$ 4,698
Prepaid expenses	(4,415)	-
Goods and services tax receivable	(10,993)	(1,860)
Increase (decrease) in current liabilities		
Accounts payable	(44,124)	3,815
Interest payable on loans	(30,247)	27,117
	$ 89,779	$ 33,770